LONMIN

PGM's Materials for a better world

Lonmin Plc Interim Report 2003


03022666


PROCESSED
JUN 1 9 2003
THOMSON
FINANCIAL



Financial highlights

Continuing operations

	6 months to 31 March 2003	6 months to 31 March 2002
Profits		
EBITDA[1]	**$171m**	$155m
Operating profit	**$148m**	$136m
Profit before tax (including exceptionals)	**$157m**	$138m
Earnings per share	**30.5c**	63.1c
Underlying earnings per share[2]	**46.8c**	36.7c
Interim dividend per share[3]	**30.0c**	30.0c
Cash flow		
Trading cash flow per share	**45.4c**	16.5c
Free cash flow per share	**0.7c**	(20.8)c
Balance sheet		
Equity interests	**$676m**	$657m
Net borrowings	**$209m**	$57m
Gearing[4]	**24%**	7%

Notes:

(1) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

(2) Underlying earnings per share is calculated on attributable profit excluding exceptional items and exchange adjustments on tax.

(3) The interim dividend will be paid on 15 August 2003 to shareholders on the registers on 18 July 2003.

(4) Gearing is calculated on the equity and minority interests of the Group.

Information about Lonmin is available on the Group's website http://www.lonmin.com where this and other Lonmin publications may be downloaded in their entirety. A webcast of the 2003 interim results is also available.

Chief Executive's Statement

Introduction

I am pleased to be able to report half-year increases over the corresponding period in EBITDA of 10% and in profit before tax of 14%. These increases were achieved despite some major challenges, both operational and economic. An explosion in December at our N° 1 furnace put the unit out of operation for the rest of the period and a 24% appreciation of the South African Rand against the US dollar led to an increase in US dollar unit costs and to a tax charge of $95 million compared with a tax credit of $6 million during the previous period. Net cash inflow from operations was $102 million, down 27% over the previous corresponding period caused mainly by the increase in working capital due to higher stock levels.

Any introduction of a BEE equity partner into Lonplats needs to take into account the existing relationship between Impala and ourselves. We have been in dialogue for some months with Impala who has engaged constructively and I am pleased to report that significant progress has been made. An audit of our employment equity, social and corporate investment and procurement plans produced a very positive report and we believe that we will achieve timely compliance with the scorecard requirements in these three areas.

The most recent appointment of Mr Brian Gilbertson as a consultant to the Board will assist us in implementing and expediting the best BEE solution to protect shareholder interests.

Platinum Operations

Safety remains the paramount priority in our mines and I am happy to report that, although there still remains scope for further improvement, all three mines achieved the coveted 1 million fatality free shift status during the same half-year and there were no fatalities at all during the first four months of the period.

Regrettably, in the last two months of the period there were four fatalities. Our sympathies and material support have been extended to the families.

An analysis of these accidents, two of which occurred on surface, indicates that all four should have been avoided and we will only be satisfied by a fatal free operation. Notwithstanding these setbacks the Group's safety record outperforms industry averages in all the major measures.

The mines all performed well during the period and of particular note are the half-year on half-year increases of 21% in tonnes mined and 25% in tonnes milled. The furnace explosion had a negative impact on refined production but notwithstanding this we were able to equal last year's first half output with the balance of mined production held in stocks of PGM concentrates. The investigation into the causes of the explosion is substantially complete. The full cost of repairs, modifications and improvements is expected to be in the region of $12 million and discussions with our insurance underwriters continue. Repairs and appropriate modifications are well in hand and we still expect the new furnace to make a full contribution to the forthcoming financial year. In the meantime our published expansion programme remains on track to produce not less than 840,000 tr. oz of platinum in the full year to 2003 and one million tr. oz by 2008.

Exploration

Australia

The Panton Sill resource estimate was recently updated and is now some 10 million tonnes at an average grade of 5.8g/t (Pt + Pd + Au). The Feasibility Study is now scheduled for completion during the year.

In March, we elected to withdraw from further involvement in the Munni Munni project as our evaluation indicated that it would not meet our criteria. The sale of our 11.8% equity stake in Helix Resources Limited is under discussion with that party.

North America

The minimum commitment of US$4.5 million for our Sudbury exploration joint venture was met during March. We have committed a further US$2.4 million for the balance of this financial year. The priority target is Windy Lake where we are continuing to explore the contact zone. We have also committed US$1 million to an early stage exploration programme in the Union Bay area of S.E. Alaska after identifying encouraging platinum mineralisation.

Tanzania
Based on the positive results of the 2002 exploration programme at the Mibango joint venture, we have committed a further US$2.7 million for the 2003 field season.

Markets
Our confidence in the platinum market remains undiminished. The legislation requiring ever cleaner vehicle emissions is now being extended to the diesel engines used in both automobiles and trucks. The result of this will be a significant increase in forecast demand which will be met from expansion programmes currently underway.

Whilst the platinum price has been maintained at high levels this has not been the case for the other group metals. An over supply of palladium has brought about a sharp drop in the price, which is now returning to more traditional levels.

Gold
Zimbabwe
The sale of our Zimbabwean gold assets to a South African BEE group was completed in October and we were able to realise substantially all of the book value for the assets despite the well publicised operating difficulties in that country.

Ashanti – Ghana
The financial support we extended last year has helped to bring about a significant improvement in Ashanti's financial performance. This has now been recognised in the market and at the time of writing the Ashanti management have announced that they are in discussions with Anglogold regarding a possible merger of their interests. Our investment in Ashanti remains non-core and discussions concerning our shareholding with Anglogold continue.

Outlook and Dividend
Current trading continues to be satisfactory but the outcome for the year will be subject to the movement of the Rand against the US dollar. We remain confident in our ability to complete our stated expansion programme on time and in the platinum group metal markets' capacity to absorb this additional production at prices which will maintain attractive operating margins. Our best current estimates of the full year on year Rand unit cash cost increase is nearer to 16% than the 20% previously announced. We are making good progress towards obtaining a 'new order mining licence' and are confident we shall achieve this objective whilst protecting shareholders' interests.

Taking into account the projected cash requirements, and consistent with its established policy to reward shareholders wherever possible, the Board, has taken the decision to maintain the interim dividend at 30 cents per share demonstrating its confidence in the longer term prospects for the Group.

Finally I would like to express my thanks to employees at every level for their continuing efforts and support throughout these challenging times.

Edward Haslam
Chief Executive
28 May 2003

Financial review

Basis of preparation

The interim financial information presented has been prepared on the same basis and using the same accounting policies which were used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2002.

Profits

Turnover increased slightly to $308 million from $306 million in the six months to 31 March 2002. This arose from an increase of $26 million in turnover from the South African platinum operations offset by a reduction of $24 million in turnover from the Zimbabwe gold operations which were sold during October 2002. The increase in turnover from the platinum operations resulted from a higher average price realised for the basket of metals sold of 10% against that achieved during the last half-year. Production costs in US dollars were higher than the corresponding period even though PGM ounces produced were similar at 643,855 ounces (March 2002 – 643,896 ounces). This was due to a combination of the strengthening of the South African rand by 24% during the six months to 31 March 2003 and higher smelting costs following the explosion of the new smelter in December 2002. The effect on the profit and loss account in the six months has been mitigated by higher closing stock values at 31 March 2003 due to a build up of concentrate following the smelter incident. This situation is expected to reverse in the second half. The resulting EBITDA for the six months to 31 March 2003 amounted to $171 million, an increase of 10% over the corresponding period's EBITDA of $155 million. Profit before exceptional items was $135 million for the six months to 31 March 2003 compared with $138 million for the six months to 31 March 2002.

Exceptional items for the six months to 31 March 2003 included a profit of $24 million on the sale of Brakspruit surface and mineral rights in South Africa sold in March 2003 together with a loss on the sale of the Zimbabwe gold mining operations in October 2002 of $2 million.

Tax for the six months to 31 March 2003 was a charge of $95 million compared with a credit of $6 million in the six months to 31 March 2002. Included in the interim 2003 tax charge were exchange losses of $49 million against $59 million of exchange profits during the last interim period. The effective tax rate, excluding all exchange effects and a tax charge on the Brakspruit exceptional profit this half-year of $3 million, was 32% compared with 38% in the corresponding period in 2002. The reduction was due principally to the deferment of dividend declarations from South Africa this half-year because of the working capital requirements arising from the smelter incident.

The attributable profit for the period fell by 58% to $43 million from $103 million for the corresponding period. Earnings per share were 30.5 cents based on a weighted average number of shares outstanding of 141 million compared with 63.1 cents for the corresponding period based on a weighted average number of shares outstanding of 163 million. Excluding net exceptional items of $13 million, earnings per share were 21.3 cents.

Underlying earnings per share, based on the attributable profit for the period excluding exceptional items and exchange on tax balances, were 46.8 cents for the six months to 31 March 2003, an increase of 28% on the 36.7 cents in the corresponding period last year.

Balance Sheet

Equity interests were $676 million at 31 March 2003, an increase of $1 million over that at 30 September 2002, reflecting the attributable profit of $43 million earned in the period offset by an interim dividend declared of $42 million. Net borrowings amounted to $209 million at 31 March 2003 (31 March 2002 – $57 million) with gearing of 31% on equity interests and 24% on equity and minority interests (31 March 2002 – 9% on equity interests and 7% on equity and minority interests). Higher concentrate stock levels following the smelter incident in December 2002 resulted in stocks of $106 million being carried at 31 March 2003 compared with $31 million at 31 March 2002 and $41 million at 30 September 2002.

Cash flow

The following table summarises the main components of the cash flow during the period:

	March 2003 $m	March 2002 $m
Net cash inflow from operating activities	**102**	140
Interest	**(4)**	6
Tax	**(34)**	(119)
Trading cash flow	**64**	27
Capital expenditure – purchases	**(75)**	(52)
– sales	**25**	–
Minority dividends	**(13)**	(9)
Free cash flow	**1**	(34)
Financial investments, acquisitions and disposals	**13**	–
Shares issued	**–**	2
Shares bought back	**–**	(123)
Capital return	**–**	(357)
Equity dividends paid	**(59)**	(67)
Cash outflow	**(45)**	(579)
Trading cash flow per share	**45.4c**	16.5c
Free cash flow per share	**0.7c**	(20.8)c

Note: the difference between the opening net borrowings of $155 million at 1 October 2002 and the closing net borrowings of $209 million was made up of a cash outflow of $45 million as shown above and an exchange loss of $9 million.

Net cash inflow from operating activities was $102 million, a 27% decrease on the corresponding period of $140 million. The reduction arises primarily due to the increase in working capital during the period as a result of the higher stock levels at 31 March 2003. After tax payments of $34 million (31 March 2002 – $119 million) and interest paid of $4 million (31 March 2002 – interest received of $6 million), trading cash flow was $64 million compared with $27 million for the corresponding period. Trading cash flow per share amounted to 45.4 cents for the 2003 interim period against 16.5 cents for the corresponding period.

Capital expenditure of $75 million showed an increase of 44% on the corresponding period and sales of fixed assets represented the sale proceeds of $25 million received on the sale of Brakspruit during March 2003. After minority dividends paid during the period amounting to $13 million, free cash flow was $1 million and free cash flow per share was 0.7 cents (March 2002 – a negative 20.8 cents). After accounting for equity dividends paid of $59 million, the cash outflow was $45 million for the 2003 interim period and net borrowings amounted to $209 million.

Dividend

The Board has declared an interim dividend of 30.0 cents per share for 2003 (2002 interim dividend of 30.0 cents per share). On an underlying earnings basis, this represents a cover of 1.6 times in the 2003 interim period compared with 1.2 times in the 2002 interim period whilst in terms of overall reported earnings it represents a cover of 1.0 times compared with 2.1 times on earnings for the corresponding period.

John Robinson
Finance Director
28 May 2003

Statistics

			March 2003	March 2002
Platinum operations:				
Tonnes milled (excluding slag)	– underground	(000)	**5,610**	5,481
	– opencast	(000)	**1,254**	–
	– Total	(000)	**6,864**	5,481
Tonnes mined	– underground	(000)	**5,555**	5,610
	– opencast	(000)	**1,252**	–
	– Total	(000)	**6,807**	5,610
Noble metals in matte		(kg)	**23,328**	20,981
Refined production of[1]	– platinum	(oz)	**337,880**	336,579
	– palladium	(oz)	**153,411**	153,162
	– rhodium	(oz)	**51,271**	46,661
	– ruthenium	(oz)	**78,930**	86,002
	– iridium	(oz)	**15,477**	13,562
	– gold	(oz)	**6,886**	7,930
	– Total PGM's + gold	(oz)	**643,855**	643,896
Capital expenditure		(R millions)	**652**	534
		($ millions)	**75**	52
Average price received per ounce	– platinum	(R)	**5,376**	5,112
		($)	**614**	460
	– palladium	(R)	**2,249**	4,116
		($)	**254**	372
	– rhodium	(R)	**5,297**	10,260
		($)	**601**	925
Cash cost per refined ounce of platinum		(R)	**3,537**	3,687
		($)	**399**	337
Cash cost per refined ounce of platinum net of other metal revenue		(R)	**1,153**	(330)
		($)	**130**	(27)
Cash cost per refined ounce of PGM (including royalties)		(R)	**1,856**	1,927
		($)	**209**	176
Cash cost per refined ounce of PGM (excluding royalties)	– underground	(R)	**1,825**	1,876
		($)	**206**	171
	– opencast	(R)	**1,976**	–
		($)	**223**	–
	– Total	(R)	**1,843**	1,876
		($)	**208**	171
General:				
Average exchange rates	– Sterling	(£/$)	**0.63**	0.70
	– S A rand	(R/$)	**8.79**	10.92
	– Zimbabwe dollar[2]	(Z$/$)	**1,000**	285.05
Closing exchange rates	– Sterling	(£/$)	**0.64**	0.70
	– S A rand	(R/$)	**8.00**	11.48
	– Zimbabwe dollar[2]	(Z$/$)	**1,000**	308.17

Notes:

(1) The statistics for 2003 include refined production of metals sold in concentrate form of:
Platinum 9,650 ozs
Palladium 4,490 ozs
Rhodium 1,481 ozs

(2) The Zimbabwe dollar 2003 exchange rate is applicable for the month of October 2002 only up to the date of disposal of the gold mining interests.

Independent review report by KPMG Audit Plc to Lonmin Plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 8 to 14 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2003.

KPMG Audit Plc
Chartered Accountants
London
28 May 2003

Consolidated profit and loss account

	6 months to 31 March 2003 $m	6 months to 31 March 2002 $m
Turnover	**308**	306
EBITDA[2]	**171**	155
Depreciation	**(22)**	(19)
Group operating profit	**149**	136
Share of associate's operating loss	**(1)**	–
Operating profit	**148**	136
Profit on sale of fixed assets	**24**	–
Loss on sale or termination of operations	**(2)**	–
Profit before net interest (payable)/receivable and similar items	**170**	136
Net interest (payable)/receivable and similar items	**(13)**	2
Profit before taxation	**157**	138
Taxation	**(95)**	6
Profit after taxation	**62**	144
Minority interest	**(19)**	(41)
Profit for the period	**43**	103
Interim dividend	**(42)**	(42)
Retained profit for the period	**1**	61
Earnings per share	**30.5c**	63.1c
Diluted earnings per share	**30.4c**	62.8c
Interim dividend per share	**30.0c**	30.0c
Financial ratios		
Tax rate[3]	**32%**	38%
Net debt to EBITDA[4]	**0.5 times**	0.1 times

Notes:
(1) The results for both periods relate to continuing operations.
(2) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(3) The tax rate has been calculated excluding exchange items as disclosed in note 4 on page 13.
(4) EBITDAs used in this calculation are for the 12 month periods to March 2003 and 2002.

Consolidated balance sheet

	As at 31 March 2003 $m	As at 30 September 2002 $m	As at 31 March 2002 $m
Fixed assets			
Tangible assets	**920**	887	808
Investments:	**294**	294	221
Associate	**4**	4	5
Other investments	**290**	290	216
	1,214	1,181	1,029
Current assets			
Stocks	**106**	41	31
Debtors	**112**	105	86
Investments	**2**	2	1
Cash and short-term deposits	**6**	34	17
	226	182	135
Creditors: amounts falling due within one year	**(176)**	(188)	(110)
Net current assets/(liabilities)	**50**	(6)	25
Total assets less current liabilities	**1,264**	1,175	1,054
Creditors: amounts falling due after more than one year	**(154)**	(135)	(75)
Provisions for liabilities and charges	**(221)**	(160)	(124)
	889	880	855
Capital and reserves			
Called up share capital	**141**	141	141
Reserves	**535**	534	516
Equity interests	**676**	675	657
Minority equity interest	**213**	205	198
	889	880	855
Net borrowings	**209**	155	57

Consolidated cash flow statement

	6 months to 31 March 2003 $m	6 months to 31 March 2002 $m
Net cash inflow from operating activities	102	140
Returns on investment and servicing of finance	(17)	(3)
Net interest (paid)/received	(4)	6
Dividends paid to minority	(13)	(9)
Taxation	(34)	(119)
Capital expenditure and financial investment	(51)	(52)
Acquisitions and disposals	14	–
Equity dividends paid	(59)	(67)
Net cash outflow before use of liquid resources and financing	(45)	(101)
Management of liquid resources	–	429
Financing	20	(409)
Short-term loans	–	(1)
Long-term loans	20	70
Issue of share capital	–	2
Share buyback	–	(123)
Capital return	–	(357)
Decrease in cash in the period	(25)	(81)

Reconciliation of Group operating profit to net cash inflow from operating activities:

Group operating profit	149	136
Depreciation charge	22	19
Increase in working capital	(71)	(8)
Other items	2	(7)
Net cash inflow from operating activities	102	140

Note:
The cash flows for both periods relate to continuing operations.

Statement of total consolidated recognised gains and losses

	6 months to 31 March 2003 $m	6 months to 31 March 2002 $m
Profit/(loss) for the period – Group	44	103
– Associate	(1)	–
Total consolidated recognised gains relating to the period	43	103

Reconciliation of movement in equity interests

	6 months to 31 March 2003 $m	6 months to 31 March 2002 $m
Total consolidated recognised gains relating to the period	43	103
Dividend	(42)	(42)
Retained profit for the period	1	61
Return of capital to shareholders	–	(360)
Share buyback	–	(123)
Shares issued on exercise of options	–	2
Net increase/(decrease) in equity interests in the period	1	(420)
Equity interests at 1 October	675	1,077
Equity interests at 31 March	676	657

Notes to the half year accounts

1 Segmental analysis

By business origin:

	6 months to 31 March 2003					
	Turnover $m	EBITDA $m	Operating profit $m	PBE $m	PBT $m	Net operating assets $m
Platinum	304	180	157	145	169	860
Gold	4	1	1	1	(1)	277
Exploration	–	(4)	(4)	(4)	(4)	–
Other	–	1	1	1	1	–
Corporate	–	(7)	(7)	(8)	(8)	3
	308	171	148	135	157	1,140
South Africa	304	174	152	140	164	852
Zimbabwe	4	1	1	1	(1)	–
Ghana	–	–	–	–	–	277
Other	–	3	2	2	2	8
Corporate	–	(7)	(7)	(8)	(8)	3
	308	171	148	135	157	1,140

	6 months to 31 March 2002					
	Turnover $m	EBITDA $m	Operating profit $m	PBE $m	PBT $m	Net operating assets $m
Platinum	278	164	145	143	143	737
Gold	28	2	2	2	2	215
Exploration	–	(3)	(3)	(3)	(3)	–
Other	–	(2)	(2)	(2)	(2)	–
Corporate	–	(6)	(6)	(2)	(2)	2
	306	155	136	138	138	954
South Africa	278	161	142	140	140	725
Zimbabwe	28	2	2	2	2	15
Ghana	–	–	–	–	–	200
Other	–	(2)	(2)	(2)	(2)	12
Corporate	–	(6)	(6)	(2)	(2)	2
	306	155	136	138	138	954

*PBE represents profit before taxation and exceptional items.

2 Net interest and similar items

	6 months to 31 March 2003 $m	6 months to 31 March 2002 $m
Net interest payable/(receivable)	4	(3)
Exchange differences on net borrowings	9	1
Net interest payable/(receivable) and similar items	13	(2)

3 Exceptional items

	6 months to 31 March 2003 $m	6 months to 31 March 2002 $m
Profit on sale of fixed assets	24	–
Sale or termination of operations:		
– Loss on sale of gold mining interests	(2)	–
Exceptional items before taxation and minority interest	22	–
Taxation	(3)	–
Minority interest	(6)	–
Net exceptional profit	13	–

4 Taxation

	6 months to 31 March 2003 $m	6 months to 31 March 2002 $m
UK:		
Corporation tax at 30% (March 2002 – 30%)	–	18
Double tax relief	–	(18)
	–	–
Overseas:		
Current taxation	33	16
Excluding tax on local currency exchange profits	29	34
On local currency exchange profits	(2)	6
Tax on exceptional items	3	–
Tax on dividends remitted	–	8
Exchange on current taxation	3	(32)
Deferred taxation	62	(22)
Origination and reversal of timing differences	14	11
Exchange on deferred taxation	48	(33)
Tax charge/(credit)	95	(6)
Tax charge excluding exceptional items and exchange	43	53
Effective tax rate excluding exceptional items and exchange	32%	38%

5 Dividend

An interim dividend of 30.0 cents per share (30.0 cents per share for the six months to 31 March 2002) will be paid on 15 August 2003 to shareholders on the registers on 18 July 2003.

Notes to the half year accounts

6 Earnings per share

The calculation of earnings per share is based on a weighted average number of 140,984,432 ordinary shares in issue for the six months to 31 March 2003 (163,343,509 ordinary shares in issue for the six months to 31 March 2002).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options during the period as follows:

	6 months to 31 March 2003			6 months to 31 March 2002		
	Profit for the period $m	**Number of shares**	**Per share amount cents**	Profit for the period $m	Number of shares	Per share amount cents
Basic EPS	**43**	**140,984,432**	**30.5**	103	163,343,509	63.1
Share option schemes	**–**	**344,251**	**(0.1)**	–	795,591	(0.3)
Diluted EPS	**43**	**141,328,683**	**30.4**	103	164,139,100	62.8

Underlying earnings per share are based on the profit for the period adjusted to exclude exceptional items and exchange on tax balances as follows:

	6 months to 31 March 2003			6 months to 31 March 2002		
	Profit for the period $m	**Number of shares**	**Per share amount cents**	Profit for the period $m	Number of shares	Per share amount cents
Basic EPS	**43**	**140,984,432**	**30.5**	103	163,343,509	63.1
Exceptional items before taxation and minority interest	**(22)**	**–**	**(15.6)**	–	–	–
Taxation on exceptional items	**3**	**–**	**2.1**	–	–	–
Exchange on tax balances	**49**	**–**	**34.8**	(59)	–	(36.1)
Minority interest	**(7)**	**–**	**(5.0)**	16	–	9.7
Underlying EPS	**66**	**140,984,432**	**46.8**	60	163,343,509	36.7

7 Sale of gold mining interests

On 28 October 2002, the Company sold its gold mining interests in Zimbabwe to Pemberton International Investments Limited for $15.5 million paid in full on completion.

8 Statutory Disclosure

The balance sheet at 30 September 2002 is taken from, but does not constitute, the Company's statutory accounts for the year ended 30 September 2002. Accounts for that year have been delivered to the Registrar of Companies. The Auditors made an unqualified report thereon and such report did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Directorate and administration

Directors
Sir John Craven *Chairman (Non-Executive)*
J R B Phillimore *Deputy Chairman (Non-Executive)*
Sir Alastair Morton *Senior Independent Director (Non-Executive)*
G E Haslam *Chief Executive*
I P Farmer *Corporate Development & Marketing Director*
P C Godsoe *(Non-Executive)*
S E Jonah *(Non-Executive)*
P J Ledger *Executive Director and Managing Director of Lonplats*
J N Robinson *Finance Director*

Registered office
4 Grosvenor Place
London SW1X 7YL
Telephone: +44 (0)20 7201 6000
Fax: +44 (0)20 7201 6100
Email: contact@lonmin.com
Web site: www.lonmin.com
Registered in England No. 103002

South African Office
Lonmin Platinum
Northdowns
17 Georgian Crescent
Bryanston East 2152
Johannesburg
South Africa
(PO Box 98811, Sloane Park 2152, Johannesburg, South Africa)
Telephone: +27 11 516 1300
Fax: +27 11 516 1310

Group Secretary
Rob Bellhouse

Group Financial Controller
Amanda Bradshaw

Investor Relations
London – Teresa Heritage
(Assistant Secretary and Investor Relations Manager)
Johannesburg – Tony Reilly
(Lonmin Platinum – Director Corporate Affairs)

Marketing
Fraser King

Auditors
KPMG Audit Plc

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: +44 (0)1903 502541
Fax: +44 (0)1903 833371

Computershare Investor Services Limited
70 Marshall Street
2001 Johannesburg
South Africa
(PO Box 61051,
Marshalltown 2107,
South Africa)
Telephone: +27 11 370 5000
Fax: +27 11 370 5487

Interim Dividend

An interim dividend of 30.0 cents per share will be paid on 15 August 2003 to shareholders on the registers on 18 July 2003. The dividend will be paid in sterling to UK shareholders (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on 18 July 2003; in Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on 4 July 2003; and in dollars to all other overseas shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank or participate in TAPS – see below). Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown above to be received by 5.00 pm on 18 July 2003.

Transcontinental Automated Payment System (TAPS)

TAPS permits shareholders resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been or will be sent information on TAPS by Lloyds TSB Registrars.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 18 July 2003, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 1 August 2003. Copies of the DRIP brochure and application form have been sent to eligible shareholders who were on the registers by 24 January 2003 and are being sent to those who are newly registered between then and 18 July 2003. Further copies are available from the Registrars.

Printed on GF Smith Accent Glacier environmentally-friendly paper
by **Pillans & Waddies,** working to the ISO14001 International Environmental Standard.

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

